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Exhibit 99.1

Edison Mission Energy
Homer City—Funds Flow from Operations
Twelve Months Ended September 30, 2002
(In Millions) (Unaudited)

	EME Homer City Generation L.P.	Edison Mission Finance Co.	Mission Energy Westside, Inc.	Chestnut Ridge Energy Co.	Homer City Property Holdings	Edison Mission Holdings Co.	Consoldiated Adjustments (Note 1)	Edison Mission Holdings Co.	Reclassification Adjustments (Note 1)	Sale Leaseback Adjustments (Note 2)	Homer City Facilities
	(SEC Reporting Basis)					(Parent)		(Consolidated)
Project Revenues
Electric revenues	$390.3	$0.0	$0.0	$0.0	$0.0	$0.0	$0.0	$390.3	$0.1	$0.0	$390.4
Income (losses) from energy trading and price risk management	(0.5)	—	—	—	—	—	—	(0.5)	—	—	(0.5)

Total Operating revenues	389.8	—	—	—	—	—	—	389.8	0.1	—	389.9

Project Operating Expenses
Fuel	145.0	—	—	—	—	—	—	145.0	—	—	145.0
Plant operations	91.9	—	—	—	—	—	—	91.9	0.9	83.5	176.3
Depreciation and amortization	61.2	—	—	—	0.0	—	—	61.2	—	(38.5)	22.7
Administrative and general	5.0	0.1	—	—	—	0.0	(2.6)	2.5	(2.1)	—	0.4

Total operating expenses	303.1	0.1	—	—	0.0	0.0	(2.6)	300.6	(1.2)	45.0	344.4

Project Revenues less Operating Expenses	86.7	(0.1)	—	—	(0.0)	(0.0)	2.6	89.2	1.3	(45.0)	45.5

Project Other Income (Expense)
Interest and other income	3.4	—	0.0	1.3	0.0	—	—	4.7	8.8	—	13.5
Intercompany interest income (expense):
Edison Mission Holdings	—	(15.0)	—	—	—	15.0	—	—	—	—	—
Edison Mission Finance	(66.4)	66.4	—	—	—	—	—	—	—	—	—
Interest expense	(97.8)	—	—	—	—	(15.0)	—	(112.8)	—	97.7	(15.1)

Total other income (expense)	(160.8)	51.4	0.0	1.3	0.0	—	—	(108.1)	8.8	97.7	(1.6)

Income (Loss) before Income Taxes and Extraordinary Item	(74.1)	51.3	0.0	1.3	0.0	(0.0)	2.6	(18.9)	10.1	52.7	43.9
Income Taxes Before Extraordinary Item	(31.4)	19.7	(0.0)	(3.2)	—	(0.0)	0.9	(14.0)	4.4	24.6	15.0

Net Income (Loss) Before Extraordinary Item	(42.7)	31.6	0.0	4.5	0.0	(0.0)	1.7	(4.9)	5.7	28.1	28.9

Extraordinary gain (loss) on early extinguishment of debt, net of tax	5.7	—	—	—	—	—	—	5.7	(5.7)	—	—

Net Income (Loss)	$(37.0)	$31.6	$0.0	$4.5	$0.0	$(0.0)	$1.7	$0.8	$(0.0)	$28.1	$28.9

Funds Flow from Operations
Income (loss) before Income Taxes	$(74.1)	$51.3	$0.0	$1.3	$0.0	$(0.0)	$2.6	$(18.9)	$10.1	$52.7	$43.9
Add (deduct):
Depreciation and amortization	61.2	—	—	—	0.0	—	—	61.2	—	(38.5)	22.7

Funds Flow from Operations	$(12.9)	$51.3	$0.0	$1.3	$0.0	$(0.0)	$2.6	$42.3	$10.1	$14.2	$66.6

Note 1	Includes: (a) reclassification adjustment related to presentation of revenues and operations expenses with no impact on income before taxes, (b) reclassification of extraordinary gain to other income for purposes of Funds Flow from Operations, and (c) push down of parent G&A for SEC reporting.
Note 2	Consolidation adjustment required to report the Homer City Leases as operating leases by Edison Mission Energy and Subsidiaries in lieu of lease financings recorded by EME Homer City Generation L.P.

The above schedule is provided as supporting financial information to the Funds Flow from Operations set forth in Management's Discussion and Analysis of Financial Condition and Results of Operations. Homer City Facilities is not a legal entity and accordingly, the above financial information for the Homer City Facilities has not been prepared in accordance with generally accepted accounting standards.

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  Exhibit 99.1